UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 1-06402

NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

     For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

     For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: Service Corporation International
Former name if applicable: NA
Address of principal executive office (Street and number): 1929 Allen Parkway
City, state and zip code: Houston, Texas 77019

PART II
RULE 12b-25(b) AND (c)

     If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR of Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III
NARRATIVE

The three reasons for the delay are related to the Company’s ongoing projects to verify its cemetery preneed backlog records, its review of operating lease accounting issues, and the completion of its assessment of internal controls required by Section 404 of the Sarbanes-Oxley Act.

The Company commenced a project in 2004 to physically examine approximately 3.6 million individual cemetery contract items to determine whether merchandise and services previously sold had been delivered. The Company also completed a similar project in its funeral segment during 2004 reviewing more than 430,000 contracts. Approximately one-half of the cemetery contract items have been reviewed and the project is expected to be completed in May 2005. Management believes that it can determine the adjustments to the remaining individual cemetery contract items in a timely manner; however, it is possible that the Company will not be able to meet the extended filing deadline of March 31, 2005.

On February 7, 2005, the Office of the Chief Accountant of the SEC issued a letter to the American Institute of Certified Public Accountants expressing its views regarding the application of SFAS No. 13, “Accounting for Leases” to certain lease accounting issues. Based on the Company’s preliminary review, management believes that its accounting for leases may not be consistent with generally accepted accounting principles.

The Company is currently reviewing the matters described above, and it is possible that these matters will require a restatement of prior period financial statements. Management believes, however, that the results of this review or potential restatement will not have an impact on previously reported cash flows or current liquidity.

The Company is still in the process of completing all of the necessary assessment processes required by Section 404 of the Sarbanes-Oxley Act. Based on preliminary results to date, the Company has identified internal control deficiencies that constituted material weaknesses in internal controls over financial reporting at December 31, 2004. These preliminary findings were presented to the Company’s Audit Committee who concurred with management’s conclusions. These internal control weaknesses will be referenced in the report from management in the Company’s annual report on Form 10-K, which will indicate that the Company’s internal controls are not effective, as well as from its independent registered public accounting firm, which management expects will result in an adverse report related to the Company’s internal control structure (which is different from the independent auditor’s report on the Company’s financial statements).

In addition to material weaknesses related to preneed cemetery deferred revenue transactions and operating lease accounting procedures, other material weaknesses identified primarily relate to controls surrounding

•	review and approval of funeral and cemetery contracts, including manual contracts and the accuracy of information pertaining to manual contracts

•	review and approval of accounts receivable, including related adjustments

•	cash receipts and cash disbursements

•	physical inventory counts

•	reconciliations of preneed funeral and cemetery records to trust fund assets and corresponding liabilities and non-controlling interest, and deferred selling costs.

As the Company is still in the process of completing all of the necessary assessment processes required by Section 404 of the Sarbanes-Oxley Act, management may subsequently determine that additional deficiencies in internal controls exist that constitute significant deficiencies or material weaknesses.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Eric D. Tanzberger	(713)	522-5141

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quanitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is currently reviewing the matters described in the second, third, and fourth paragraphs of Part III above, and it is possible that these matters will require a restatement of prior period financial statements. Any potential restatement could impact one or more of the following: funeral revenues; cemetery revenues; funeral costs and expenses; cemetery costs and expenses; and other operating expenses.

Because the Company’s verification of its preneed backlog records and its review of the operating lease accounting issues are not yet complete, the Company is unable at this time to make a reasonable estimate of the impact of any potential restatement.

Management believes that the results of its review or potential restatement will not have an impact on previously reported cash flows or current liquidity.

Service Corporation International
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2005	By:	/s/ Eric D. Tanzberger
		Name:	Eric D. Tanzberger
		Title:	Vice President and Corporate Controller